SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2004
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
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             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
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                 (Translation of registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes     No  X
                                     ---    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                  Yes     No  X
                                      ---    ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---
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PEMEX Logo

                                      SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                           BULLETIN N(degree) 21/ 2004

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                                                                DATE: 01/28/2004

PEMEX formalizes monetization of its Repsol shares

         Within PEMEX's strategy to monetize its position in shares of Repsol YPF, last January 26th it formalized, through a non-affiliated foreign vehicle, the issuance of exchangeable bonds into shares of common stock of Repsol YPF for an amount of U.S.$1'373,738,000.

         The maturity term of these bonds shall be of seven years, due on January 26, 2011 and they shall pay a semi-annual coupon at an interest rate of
4.5 per cent per annum. PEMEX shall guarantee the principal amount and interest of said bonds.

         The aforementioned bonds may be exchanged into shares of the company Repsol YPF, with PEMEX having the option of delivering to the investors the Repsol YPF shares or else paying the equivalent in cash of said shares, thus maintaining its stock participation.

         It is important to mention that since 1979, PEMEX has been the holder of Repsol YPF, S.A. shares and that currently, the percentage of its participation in the capital of the Spanish company is 4.81 per cent, which is complemented with a solid commercial relationship between both entities.

         During the last years, PEMEX has performed transactions to monetize its position in shares of Repsol YPF and a constant feature of these transactions is that it has maintained the corporate and equity rights granted by such shares.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Petroleos Mexicanos



                                             By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                 ----------------------------
                                                 Octavio Ornelas Esquinca
                                                 Managing Director of Finance
                                                 and Treasury


Date:  January 29, 2004




                           FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.